UBER TECHNOLOGIES, INC. 1455 MARKET STREET SAN FRANCISCO, CA 94103 UBER.COM

April 17, 2020
VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, DC 20549

Attn:    Donna Di Silvio
Bill Thompson

Re:	Uber Technologies, Inc. Annual Report on Form 10-K Filed March 2, 2020 File No. 001-38902
Ladies and Gentlemen:
Uber Technologies, Inc. (the “Company”, “we”, “our”) is submitting this letter in response to a letter, dated April 3, 2020, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K filed with the Commission on March 2, 2020 (the “Form 10-K”).
The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated the text of the Staff’s comments into this response letter in italics.
In addition to submitting this letter via EDGAR, we are sending a copy of this letter via electronic mail.
Form 10-K for the fiscal year ended December 31, 2019
Legal Proceedings
Australia Class Action, page 44

1.	Please tell us your consideration of disclosing the relief sought in the class action matter filed in May 2019.
Response to Comment No. 1: We respectfully advise the Staff that we included all of the information about the class action that we believed was material to investors, i.e., the name of the court in which the class action is pending, the date instituted, the principal parties thereto, and a

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
April 17, 2020

description of the factual basis alleged to underlie the class action. We did not, however, include detailed information regarding the relief sought due to the preliminary stage of the proceedings and the expectation that we would be in a position to disclose more detailed and reliable information about the proceedings as the case developed. In light of this comment however, to the extent that this matter is material at the time that we file our quarterly report on Form 10-Q for the first quarter of 2020, we will update the disclosure to include the following information:
In May 2019, an Australian law firm filed a class action in the Supreme Court of Victoria, Australia, against us and certain of our subsidiaries, on behalf of certain participants in the taxi, hire-car, limousine, and charter vehicle industry. The plaintiff alleges that the Uber entities conspired to injure the group members during the period 2014 to 2017 by either directly breaching transport legislation or commissioning offenses against transport legislation by UberX Rides Drivers in Australia. The claim alleges, in effect, that these operations caused loss and damage to the class representative and class members, including lost income and decreased value of certain taxi licenses. We deny these allegations and intend to vigorously defend the lawsuit.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Certain Key Metrics and Non-GAAP Financial Measures, page 51

2.
We note your discussion and presentation of non-GAAP financial measures precede your discussion and presentation of your results of operations on a GAAP basis. Please tell us your consideration of Question 102.10 of our Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Response to Comment No. 2: The Company respectfully submits that the discussion and presentation of non-GAAP financial measures in the “Certain Key Metrics and Non-GAAP Financial Measures” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), complies with Regulation G and Item 10(e) of Regulation S-K, as well as Staff guidance. Specifically, every non-GAAP number included in the MD&A is preceded by the most directly comparable GAAP number and the MD&A itself is structured in a way that is meant to provide information as seen through the eyes of management.
The Company carefully considered the guidance in Compliance and Disclosure Interpretations (“C&DI”) Question 102.10, which states that the determination of whether a non-GAAP measure is more prominent than the comparable GAAP measure generally depends on the facts and circumstances in which the disclosure is made. The GAAP financial measures most directly comparable to the non-GAAP financial measures on page 51 appear in a prominent table of Financial and Operational Highlights on page 49. This table precedes the section “Certain Key Metrics and Non-GAAP Financial Measures” and gives prominence to the GAAP financial measures by presenting them prior to the Non-GAAP financial measures beginning on page 51.
Accordingly, the Company believes that it has complied with the requirements of Regulation G, Item 10(e) of Regulation S-K and Staff guidance reflected by the CD&Is.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
April 17, 2020

Results of Operations, page 55

3.
Please revise your disclosures in future filings to quantify factors primarily responsible for changes pursuant to Item 303 of Regulation S-K. When a change is attributable to more than one factor, please quantify each material component. For example, you state certain increases such as sales and marketing expenses were “primarily” attributed to an increase in consumer discounts, rider facing loyalty expense, promotions, credits and refunds, stock-based compensation and employee headcount costs. Refer to SEC Release No. 33-8350.

Response to Comment No. 3: Although the Company believes that it has materially complied with Item 303 of Regulation S-K, the Company respectfully acknowledges the Staff’s comment and will ensure that material changes are quantified in greater detail in future filings. The Company will continue to assess the quantitative and qualitative material information in its MD&A and will quantify factors that contribute to a change in the Company’s results of operations when material and necessary to an understanding of the Company’s business as a whole.
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Please contact me or Keir Gumbs using the contact information previously provided with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,
/s/ Nelson Chai
Nelson Chai
Uber Technologies, Inc.

cc:	Tony West, Senior Vice President, Chief Legal Officer and Corporate Secretary